                                                                    EXHIBIT 99.1


                       CONSOLIDATED FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1998 AND 1997
                                 TOGETHER WITH
                                AUDITORS' REPORT

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................   1
Consolidated Balance Sheets as of December 31, 1997 and
  1998......................................................   2
Consolidated Statements of Operations for the three years in
  the period ended December 31, 1998........................   3
Consolidated Statements of Shareholders' Equity for the
  three years in the period ended December 31, 1998.........   4
Consolidated Statements of Comprehensive Income for the
  three years in the period ended December 31, 1998.........   5
Consolidated Statements of Cash Flows for the three years in
  the period ended December 31, 1998........................   6
Notes to Consolidated Financial Statements..................   7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Melita International Corporation:

     We have audited the accompanying consolidated balance sheets of Melita International Corporation (a Georgia corporation) and subsidiaries as of December 31, 1997 and 1998 and the related consolidated statements of operations, shareholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We have also made a similar audit of the supplemental information of Melita International Corporation and subsidiaries for each of the two years in the period ended December 31, 1998 contained in Note 10. The supplemental information gives retroactive effect to the merger with eShare Technologies, Inc. on September 1, 1999, which has been accounted for as a pooling of interests as described in Note 10. This supplemental information is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental information based on our audits.

     We did not audit the financial statements of eShare Technologies, Inc. included in the supplemental information of Melita International Corporation and subsidiaries, which statements reflect total revenues constituting 1 percent and 4 percent in 1997 and 1998, respectively, of the related supplemental totals. These statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for eShare Technologies, Inc., is based solely upon the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Melita International Corporation and subsidiaries as of December 31, 1997 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. In our opinion, based upon our audit and the report of the other auditors, the supplemental information referred to above presents fairly, in all material respects, the results of Melita International Corporation and subsidiaries operations for each of the two years in the period ended December 31, 1997 and 1998 after giving retroactive effect to the merger with eShare Technologies, Inc. as described in Note 10, all in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Atlanta, Georgia
January 30, 1999
(except with respect to
the matter discussed in Note 10
to which the date is September 1, 1999)

               MELITA INTERNATIONAL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  DECEMBER 31,
                                                               ------------------
                                                                1997       1998
                                                               -------    -------
                                     ASSETS
Current assets:
  Cash and cash equivalents.................................   $ 6,845    $ 7,684
  Marketable securities.....................................    23,969     22,756
  Accounts receivable, net of allowance for doubtful
     accounts of $876 and $2,450 at December 31, 1997 and
     1998, respectively.....................................    15,796     32,287
  Inventories...............................................     2,461      1,260
  Deferred taxes............................................     2,035      3,731
  Prepaid expenses and other................................       251        403
                                                               -------    -------
          Total current assets..............................    51,357     68,121
                                                               -------    -------
Property and equipment, at cost:
  Furniture and fixtures....................................     1,648      2,241
  Equipment.................................................     8,195     11,618
  Leasehold improvements....................................       831      1,095
                                                               -------    -------
          Total property and equipment......................    10,674     14,954
  Less accumulated depreciation.............................     5,735      7,946
                                                               -------    -------
          Net property and equipment........................     4,939      7,008
Other assets................................................        99        179
                                                               -------    -------
                                                               $56,395    $75,308
                                                               =======    =======

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................   $ 5,326    $ 6,624
  Accrued liabilities.......................................     7,763     11,835
  Deferred revenue..........................................     4,029      5,965
  Customer deposits.........................................     1,988        815
                                                               -------    -------
          Total current liabilities.........................    19,106     25,239
                                                               -------    -------
Commitments and contingencies (Note 5)
Shareholders' equity:
  Preferred stock, no par value; 20,000,000 shares
     authorized, no shares issued and outstanding at
     December 31, 1997 and 1998.............................        --         --
  Common stock, no par value; 100,000,000 shares authorized;
     15,168,395 shares issued and outstanding at December
     31, 1997, and 15,270,738 shares issued and outstanding
     at December 31, 1998...................................        69         69
  Additional paid-in capital................................    36,046     37,075
  Accumulated other comprehensive income....................        30         96
  Retained earnings.........................................     1,144     12,829
                                                               -------    -------
          Total shareholders' equity........................    37,289     50,069
                                                               -------    -------
                                                               $56,395    $75,308
                                                               =======    =======

   The accompanying notes are an integral part of these consolidated balance sheets.

               MELITA INTERNATIONAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1996        1997        1998
                                                              ---------   ---------   ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                            DATA)
Net revenues:
  Product...................................................   $32,077     $46,065     $67,943
  Service...................................................    15,463      19,725      25,467
                                                               -------     -------     -------
          Total revenues....................................    47,540      65,790      93,410
                                                               -------     -------     -------
Cost of revenues:
  Product...................................................    11,494      15,531      21,336
  Service...................................................     6,863       9,642      13,346
                                                               -------     -------     -------
          Total cost of revenues............................    18,357      25,173      34,682
                                                               -------     -------     -------
Gross margin................................................    29,183      40,617      58,728
                                                               -------     -------     -------
Operating expenses:
  Engineering, research and development.....................     5,070       6,880      10,410
  Selling, general and administrative.......................    16,765      22,320      31,253
                                                               -------     -------     -------
          Total operating expenses..........................    21,835      29,200      41,663
                                                               -------     -------     -------
Income from operations......................................     7,348      11,417      17,065
Other income, net...........................................       261         662       1,193
                                                               -------     -------     -------
Income before income taxes..................................     7,609      12,079      18,258
Income tax provision (benefit):
  Tax provision as C corporation............................        --       3,023       6,573
  Deferred tax adjustment...................................        --      (1,473)         --
                                                               -------     -------     -------
Net income..................................................   $ 7,609     $10,529     $11,685
                                                               =======     =======     =======
Pro forma net income:
  Income before income taxes................................   $ 7,609     $12,079
  Pro forma income taxes....................................     2,827       4,469
                                                               -------     -------
          Pro forma net income..............................   $ 4,782     $ 7,610
                                                               =======     =======
Earnings per share:
  Basic earnings per share..................................   $  0.63     $  0.76     $  0.77
  Diluted earnings per share................................   $  0.62     $  0.73     $  0.74
  Pro forma basic earnings per share........................   $  0.40     $  0.55
  Pro forma diluted earnings per share......................   $  0.39     $  0.53
Weighted average shares outstanding:
  Basic.....................................................    12,088      13,832      15,193
  Diluted...................................................    12,363      14,386      15,815

 The accompanying notes are an integral part of these consolidated statements.

               MELITA INTERNATIONAL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                  COMMON STOCK
                           ----------------------------------------------------------
                                 MELITA
                              INTERNATIONAL       MELITA EUROPE
                               CORPORATION           LIMITED        INVENTIONS, INC.    ADDITIONAL
                           -------------------   ----------------   -----------------    PAID-IN
                             SHARES     AMOUNT   SHARES    AMOUNT   SHARES    AMOUNT     CAPITAL
                           ----------   ------   -------   ------   -------   -------   ----------
                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Balance, December 31,
  1995...................   8,000,000    $ 2      31,328    $46       100       $1       $    20
Net income before pro
  forma income taxes.....          --     --          --     --        --       --            --
Distributions to
  shareholders...........          --     --          --     --        --       --            --
Foreign currency
  translation
  adjustment.............          --     --          --     --        --       --            --
                           ----------    ---     -------    ---      ----       --       -------
Balance, December 31,
  1996...................   8,000,000      2      31,328     46       100        1            20
Net income before pro
  forma income taxes.....          --     --          --     --        --       --            --
Proceeds from the
  issuance of common
  stock..................   4,025,000     --          --     --        --       --        36,046
Combination transaction
  (Note 1)...............   3,143,395     67     (31,328)   (46)     (100)      (1)          (20)
Note and cash
  distributions to
  shareholders...........          --     --          --     --        --       --            --
Unrealized gain on
  marketable
  securities.............          --     --          --     --        --       --            --
Foreign currency
  translation
  adjustment.............          --     --          --     --        --       --            --
                           ----------    ---     -------    ---      ----       --       -------
Balance, December 31,
  1997...................  15,168,395     69          --     --        --       --        36,046
Net income...............          --     --          --     --        --       --            --
Proceeds from the
  issuance of common
  stock..................     102,343     --          --     --        --       --         1,029
Unrealized gain on
  marketable
  securities.............          --     --          --     --        --       --            --
Foreign currency
  translation
  adjustment.............          --     --          --     --        --       --            --
                           ----------    ---     -------    ---      ----       --       -------
Balance, December 31,
  1998...................  15,270,738    $69          --    $--        --       $--      $37,075
                           ==========    ===     =======    ===      ====       ==       =======


                               OTHER
                           COMPREHENSIVE   RETAINED
                              INCOME       EARNINGS    TOTAL
                           -------------   --------   --------
                            (IN THOUSANDS, EXCEPT SHARE DATA)
Balance, December 31,
  1995...................       $ 5        $  6,583   $  6,657
Net income before pro
  forma income taxes.....        --           7,609      7,609
Distributions to
  shareholders...........        --          (3,424)    (3,424)
Foreign currency
  translation
  adjustment.............        30              --         30
                                ---        --------   --------
Balance, December 31,
  1996...................        35          10,768     10,872
Net income before pro
  forma income taxes.....        --          10,529     10,529
Proceeds from the
  issuance of common
  stock..................        --              --     36,046
Combination transaction
  (Note 1)...............        --              --         --
Note and cash
  distributions to
  shareholders...........        --         (20,153)   (20,153)
Unrealized gain on
  marketable
  securities.............        15              --         15
Foreign currency
  translation
  adjustment.............       (20)             --        (20)
                                ---        --------   --------
Balance, December 31,
  1997...................        30           1,144     37,289
Net income...............        --          11,685     11,685
Proceeds from the
  issuance of common
  stock..................        --              --      1,029
Unrealized gain on
  marketable
  securities.............        89              --         89
Foreign currency
  translation
  adjustment.............       (23)             --        (23)
                                ---        --------   --------
Balance, December 31,
  1998...................       $96        $ 12,829   $ 50,069
                                ===        ========   ========

 The accompanying notes are an integral part of these consolidated statements.

               MELITA INTERNATIONAL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                               1996     1997      1998
                                                              ------   -------   -------
                                                                    (IN THOUSANDS)
Net income..................................................  $7,609   $10,529   $11,685
Other comprehensive income, net of tax:
  Foreign currency translation adjustment...................      30       (20)      (23)
  Unrealized gain on marketable securities..................      --        15        89
                                                              ------   -------   -------
     Other comprehensive income.............................      30        (5)       66
                                                              ------   -------   -------
Comprehensive income........................................  $7,639   $10,524   $11,751
                                                              ======   =======   =======

 The accompanying notes are an integral part of these consolidated statements.

               MELITA INTERNATIONAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1996      1997      1998
                                                              ------   --------   -------
                                                                    (IN THOUSANDS)
Cash flows from operating activities:
  Net income or pro forma net income........................  $4,782   $  7,610   $11,685
  Adjustments to reconcile net income or pro forma net
     income to net cash provided by operating activities:
     Pro forma income taxes.................................   2,827      1,446        --
     Deferred taxes.........................................      --       (562)   (1,695)
     Depreciation and amortization..........................   1,141      1,279     2,212
     Loss on sale of property and equipment.................       6         --        --
     Changes in assets and liabilities:
       Accounts receivable..................................  (2,657)    (3,935)  (16,492)
       Inventories..........................................     585        (19)    1,201
       Prepaid expenses and other assets....................     172        (81)     (152)
       Accounts payable.....................................    (334)     2,897     1,298
       Accrued liabilities..................................     794      3,552     4,071
       Deferred revenue.....................................     472        964     1,936
       Customer deposits....................................   1,417     (1,861)   (1,173)
       Other, net...........................................      63        (95)     (103)
                                                              ------   --------   -------
          Total adjustments.................................   4,486      3,585    (8,897)
                                                              ------   --------   -------
          Net cash provided by operating activities.........   9,268     11,195     2,788
                                                              ------   --------   -------
Cash flows from investing activities:
  Purchases of property and equipment.......................  (1,531)    (3,494)   (4,280)
  Purchases of marketable securities........................      --    (23,954)    1,302
                                                              ------   --------   -------
          Net cash used in investing activities.............  (1,531)   (27,448)   (2,978)
                                                              ------   --------   -------
Cash flows from financing activities:
  Repayment of capital lease obligations....................     (48)       (19)       --
  Net proceeds from issuance of common stock................      --     36,046     1,029
  Repayment of notes payable to stockholder.................      --     (2,625)       --
  Repayment of notes payable to stockholder representing
     distributions..........................................    (375)   (12,900)       --
  Distributions to stockholder..............................  (3,424)    (7,253)       --
                                                              ------   --------   -------
          Net cash provided by (used in) financing
            activities......................................  (3,847)    13,249     1,029
                                                              ------   --------   -------
Net change in cash and cash equivalents.....................   3,890     (3,004)      839
Cash and cash equivalents, beginning of year................   5,959      9,849     6,845
                                                              ------   --------   -------
Cash and cash equivalents, end of year......................  $9,849   $  6,845   $ 7,684
                                                              ======   ========   =======
Marketable securities.......................................  $   --   $ 23,969   $22,756
                                                              ======   ========   =======
Cash, cash equivalents and marketable securities............  $9,849   $ 30,814   $30,440
                                                              ======   ========   =======
Supplemental cash flow information:
Cash paid for interest during the year......................  $  279   $    335        --
                                                              ======   ========   =======
Income taxes paid...........................................  $   --   $  3,198   $ 6,392
                                                              ======   ========   =======

 The accompanying notes are an integral part of these consolidated statements.

               MELITA INTERNATIONAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Melita International Corporation ("Melita" or the "Company") provides customer contact and customer relationship management systems that enable its customers to operate efficient call centers. The Company's principal product is an integrated system comprised of both hardware and software. Melita offers ongoing maintenance support for its products, as well as fee-based installation, education and consulting services. The Company markets its products worldwide through direct sales forces and through distributors in Europe, Latin America and Asia (Note 7).

COMPLETION OF INITIAL PUBLIC OFFERING

     On June 4, 1997, the Company completed an initial public offering (the "Offering") of 4,025,000 shares of common stock at $10 per share resulting in net proceeds of $36,046,000.

BASIS OF COMBINATION

     Prior to June 4, 1997, the financial statements are presented on a combined basis and include the accounts of Melita, Melita Europe Limited ("Melita Europe") and Inventions, Inc. ("Inventions"), since all were under common control. All significant intercompany accounts and transactions have been eliminated in combination.

     Concurrent with the Offering, the shareholders of Melita Europe and Inventions contributed their respective shares in exchange for 3,143,395 shares of Melita. The combination was treated similar to a pooling of interests and no step-up basis was recorded as the entities involved were under common control.

PRINCIPLES OF CONSOLIDATION

     The accompanying financial statements since June 4, 1997 include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash or cash equivalents.

MARKETABLE SECURITIES

     The Company's marketable securities are categorized as available-for-sale securities, as defined by the Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized holding gains and losses are reflected as a net amount in a separate component of shareholders' equity until realized. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

               MELITA INTERNATIONAL CORPORATION AND SUBSIDIARIES

INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost includes raw materials, labor, and overhead. Market is defined as replacement cost for work in progress and raw materials and net realizable value for finished goods. Inventories consist of the following at December 31, 1997 and 1998 (in thousands):

                                                               1997     1998
                                                              ------   ------
Raw materials...............................................  $1,251   $  143
Work in process.............................................     457       37
Finished goods..............................................     753    1,080
                                                              ------   ------
          Total inventories.................................  $2,461   $1,260
                                                              ======   ======

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. The straight-line method of depreciation was adopted for property placed in service after September 30, 1997. Prior to September 30, 1997, an accelerated method was used. The difference between the accelerated method and the straight-line method was immaterial. The estimated useful lives are as follows:

Furniture and fixtures.............  Five to seven years
Equipment..........................  Three to seven years
Leasehold improvements.............  Remaining life of lease

INCOME TAXES

     Prior to June 4, 1997, Melita and Inventions were organized as S corporations under the Internal Revenue Code and, therefore, were not subject to federal income taxes. The income or loss of Melita and Inventions was included in the shareholders' individual federal and state tax returns, and as such, no provision for income taxes was recorded in the accompanying combined statements of operations. The Company historically made distributions to cover the shareholders' anticipated tax liability.

     In connection with the Offering, the Company converted its U.S. taxable status from an S corporation to a C corporation and, accordingly, became subject to federal and state income taxes. Upon the conversion, the Company recognized a one-time benefit by recording deferred tax assets of $1,473,000.

     The accompanying financial statements prior to June 4, 1997 reflect a provision for income taxes on a pro forma basis as if the Company were liable for federal and state income taxes as a taxable corporate entity throughout the years presented. The pro forma income tax provision has been computed by applying the Company's anticipated statutory tax rate to pretax income, adjusted for permanent tax differences (Note 3).

FOREIGN CURRENCY TRANSLATION

     The financial statements of Melita Europe are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." Net assets of Melita Europe are translated at the current rates of exchange at December 31. Income and expense items are translated at the average exchange rate for the year. The resulting translation adjustments are recorded in shareholders' equity. The Company has recognized foreign exchange gains (losses) of approximately $162,000, ($20,000) and ($23,000) in 1996, 1997 and 1998,
respectively.

               MELITA INTERNATIONAL CORPORATION AND SUBSIDIARIES

REVENUE RECOGNITION

     The Company generates product revenues primarily from its principal product, an integrated system comprised of both hardware and software. The Company's service revenues are generated from maintenance contracts which include support, parts and labor, and software update rights. Service revenues also include fee-based installation, training, and consulting services.

     The Company recognizes product revenues when a contract has been executed, the product has been shipped and the Company has no significant obligations yet to be satisfied. The Company's sales contracts provide for certain payment terms normally based upon signing the contract, customer receipt of the product, and commencement of operation of the customer's system.

     Revenues from maintenance contracts are recognized ratably over the term of the contractual support period which ranges up to 5 years. If maintenance is included in the original integrated product contract, such amounts are unbundled from the license fee based on the value established by independent sale of such maintenance to customers. Consulting revenues are primarily related to implementation services performed under separate service arrangements related to the installation of the Company's hardware and software products. Revenues from consulting, installation, and training services are recognized as the services are performed.

     Deferred revenues primarily relate to products that have not yet been delivered and maintenance services which have been paid by the customers prior to the performance of those services. Deferred revenue amounted to $4,029,000 and $5,965,000 at December 31, 1997 and 1998, respectively.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

     Research and development expenditures are charged to expense as incurred. Software development costs are charged to research and development expense until technological feasibility is established, after which remaining software production costs are capitalized in accordance with SFAS No. 86, "Accounting for Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." The Company has defined technological feasibility of its products as the point in time at which the Company has a working model of the related product, which is when the product has achieved "beta" status. Historically, the development costs incurred during the period between the achievement of beta status by a product and the point at which the product is available for general release to customers have not been material. Accordingly, the Company has concluded that the amount of development costs capitalizable under the provisions of SFAS No. 86 was not material to the financial statements for the years ended December 31, 1996, 1997 and 1998. Therefore, the Company has charged all software development costs to expense as incurred for the years ended December 31, 1996, 1997 and 1998.

WARRANTY COSTS

     The Company generally warranties its products for 90 days and provides for estimated warranty costs upon shipment of such products. Warranty costs have not been and are not anticipated to be significant.

CONCENTRATIONS OF CREDIT RISK

     Concentrations of credit risk with respect to accounts receivable are limited due to the wide variety of customers and markets for which the Company's services are provided as well as their dispersion across many different geographic areas. As a result, as of December 31, 1997 and 1998, the Company did not consider itself to have any significant concentrations of credit risk. During 1997, only BankOne Services Corporation (now First USA Bank), at 11.8%, accounted for greater than 10% of total revenues. During 1998, only CitiGroup, at 13.1%, accounted for greater than 10% of total revenues. In 1996, 1997 and 1998, the Company's five largest customers accounted for approximately 24.5%, 27.9% and 23.2%, respectively, of total revenues. These sales

               MELITA INTERNATIONAL CORPORATION AND SUBSIDIARIES were predominantly to customers in the financial services industry. Although the particular customers may change from period to period, the Company expects that large sales to a limited number of customers will continue to account for a significant percentage of its revenues in any particular period for the foreseeable future.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIC AND DILUTED NET EARNINGS PER SHARE

     Basic earnings per share and pro forma basic earnings per share are computed using net income or pro forma net income divided by the sum of (i) the weighted average number of shares of common stock outstanding ("Weighted Shares") for the period presented including the number of shares issued in the combination of Melita, Melita Europe and Inventions discussed in Note 1 and (ii) for periods prior to the Offering, the number of shares pursuant to Staff Accounting Bulletin 1B.3 that at the assumed public offering price would yield proceeds in the amount necessary to pay the distribution to the majority stockholder as a result of the Offering that are not covered by the earnings for the year ("Distribution Shares").

     The only difference between basic and diluted net earnings per share is the result of the treasury stock method effect of common equivalent shares ("CESs"). Diluted earnings per share and pro forma diluted earnings per share is computed using net income or pro forma net income divided by the sum of (i) Weighted Shares, (ii) the Distribution Shares and (iii) the treasury stock method effect of CESs outstanding of 275,000, 554,000 and 622,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The book values of accounts receivable, accounts payable, and other financial instruments approximate their fair values at December 31, 1997 and 1998 principally because of the short-term maturities of these instruments.

ACCRUED LIABILITIES

     Accrued liabilities at December 31, 1997 and 1998 include the following (in thousands):

                                                               1997     1998
                                                              ------   -------
Accrued salaries and wages..................................  $3,279   $ 4,935
Other current liabilities...................................   4,169     6,608
Accrued rent................................................     315       292
                                                              ------   -------
          Total accrued liabilities.........................  $7,763   $11,835
                                                              ======   =======

NEW ACCOUNTING PRONOUNCEMENTS

     In 1998, the Financial Accounting Standards Board issued Statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for the year ending December 31, 2000. The adoption of this statement is not expected to have a significant impact on the Company's financial statements.

               MELITA INTERNATIONAL CORPORATION AND SUBSIDIARIES

RECLASSIFICATIONS

     Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

2.  NOTES PAYABLE TO SHAREHOLDER

     In 1997, the Company issued to the shareholder of the Company notes payable in the amount of $12,900,000 representing undistributed earnings through December 31, 1996. Additionally, the Company accumulated earnings of $7,253,000 through the closing date of the Offering. With the proceeds from the Offering, the Company paid an original note of $2,625,000 and the $12,900,000 notes payable and the $7,253,000 of additional accumulated earnings through the closing date of the Offering.

     Interest paid to shareholder was $271,000, $335,000, and $0 for the years ended December 31, 1996, 1997 and 1998, respectively.

3.  INCOME TAXES

     In connection with the Offering, the Company converted from an S corporation to a C corporation and, accordingly, became subject to federal and state income taxes. The components of the total deferred tax assets as of December 31, 1997 and 1998 are as follows (in thousands):

                                                               1997     1998
                                                              ------   ------
Deferred tax assets and liabilities:
  Deferred revenue..........................................  $1,207   $1,866
  Accrued liabilities.......................................     230      623
  Allowance for doubtful accounts...........................     263      784
  Depreciation..............................................     (70)      64
  Inventory.................................................     405      394
                                                              ------   ------
          Total net deferred tax assets.....................  $2,035   $3,731
                                                              ======   ======

     The following summarizes the components of the income tax provision for the years ended December 31, 1996, 1997 and 1998 (in thousands):

                                                                 PRO FORMA      ACTUAL
                                                              ---------------   -------
                                                               1996     1997     1998
                                                              ------   ------   -------
Current domestic taxes:
  Federal...................................................  $2,775   $4,405   $ 6,546
  State.....................................................     326      517       580
Foreign taxes...............................................     (75)     109     1,143
Deferred taxes..............................................    (199)    (562)   (1,696)
                                                              ------   ------   -------
          Tax provision.....................................  $2,827   $4,469   $ 6,573
                                                              ======   ======   =======

               MELITA INTERNATIONAL CORPORATION AND SUBSIDIARIES

     A reconciliation from the federal statutory rate to the tax provision for the years ended December 31, 1996, 1997 and 1998 is as follows:

                                                               PRO FORMA    ACTUAL
                                                              -----------   ------
                                                              1996   1997    1998
                                                              ----   ----   ------
Statutory federal tax rate..................................  34.0%  34.0%   35.0%
State income taxes, net of federal tax benefit..............   4.0    4.0     2.4
Foreign operations..........................................  (1.3)  (1.2)   (0.8)
Other.......................................................   0.5    0.2    (0.6)
                                                              ----   ----    ----
Effective tax rate..........................................  37.2%  37.0%   36.0%
                                                              ====   ====    ====

4.  BENEFIT PLAN

     Melita has a defined contribution profit-sharing plan (the "Plan") for substantially all Melita employees meeting the eligibility requirements as defined in the plan agreement. The Plan provides for annual contributions by Melita at the discretion of the board of directors. The Plan also contains a 401(k) feature which allows participants to contribute up to 15% of their eligible compensation, as defined, and provides for discretionary employer matching contributions. Total contributions by Melita to the Plan were $119,000, $429,000 and $391,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

5.  COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

     At December 31, 1998, the future minimum operating lease payments (including leases with related parties) under noncancelable operating leases were as follows (in thousands):

1999........................................................  $  810
2000........................................................     723
2001........................................................     668
2002........................................................     607
Thereafter..................................................   1,768
                                                              ------
          Total future minimum lease payments...............  $4,576
                                                              ======

     The Company's leases are primarily for equipment and facilities. Total rental expense for operating leases was $751,000, $714,000 and $866,000 in 1996, 1997 and 1998, respectively.

     In August 1994, the Company entered into a lease agreement with an unrelated party to lease land and buildings commencing April 1995. The agreement provides for annual rentals of approximately $542,000 to $636,000 per year over a ten-year term. In November 1995, the Company's majority shareholder purchased the land and buildings and now rents them to the Company under the terms of the original lease. Rent expense paid to the shareholder was $543,000, $544,000 and $555,000 in 1996, 1997 and 1998, respectively.

LEGAL MATTERS

     Many of the Company's installations involve products that are critical to the operations of its clients' businesses. Any failure in a Company product could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. Although the Company attempts to limit contractually its liability for damages arising from product failures or negligent acts or omissions, there can be no assurance the limitations of liability set forth in its contracts will be enforceable in all instances.

               MELITA INTERNATIONAL CORPORATION AND SUBSIDIARIES

     The Company is subject to legal proceedings and claims which have arisen in the ordinary course of business. In the opinion of management, the amount of potential liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

6.  STOCK OPTION PLANS

     During 1992, the Company approved a stock option plan (the "1992 Plan") for key employees for which 640,000 shares of common stock were authorized for use in the plan. During 1995, the number of authorized shares was increased to 1,000,000 shares of common stock. Options are granted at the fair market value and are exercisable based on the specific terms of the grant up to ten years from the grant date. Options granted primarily vest ratably over a four- or five-year employment period. The Company reserved the right to purchase vested options at the then-estimated fair market value prior to the date of an IPO. During 1996, the Company purchased 30,250 vested but unexercisable options held by terminated employees for $39,774. No options were purchased during 1997 or 1998. Cash paid to repurchase options is expensed as incurred.

     On February 6, 1997, the Company approved the 1997 Stock Option Plan (the "1997 Plan") for which 1,350,000 shares of common stock were authorized for issuance, less any options issued under the 1992 Plan. In October of 1997, the Company increased the number of shares available under the 1997 Plan to 1,850,000. On May 11, 1998, the shareholders approved an amendment to the 1997 Plan whereby the number of shares of common stock available for issuance under the 1997 Plan will automatically be adjusted on the first day of each fiscal year, beginning with 1998, by a number of shares such that the total number of shares reserved for issuance under the 1997 Plan equals the sum of (i) the aggregate number of shares previously issued under the 1997 Plan and the 1992 Plan; (ii) the aggregate number of shares subject to then outstanding options granted under the 1997 Plan and the 1992 Plan; and (iii) 5% of the number of shares of common stock outstanding on the last day of the preceding fiscal year. Options are granted at the fair market value and are exercisable based on the specific terms of the grant up to ten years from the grant date. The options vest primarily over a four-year period subject to acceleration upon the achievement of certain performance measures.

               MELITA INTERNATIONAL CORPORATION AND SUBSIDIARIES

     Activity for the 1992 Plan and 1997 Plan is as follows:

                                                                            OPTION
                                                               OPTIONS       PRICE
                                                              ---------   -----------
Outstanding at December 31, 1995............................    861,450   $2.75-$3.00
  Granted...................................................    133,785          4.07
  Exercised.................................................         --
  Forfeited/repurchased.....................................    (57,463)   2.75- 4.07
                                                              ---------
Outstanding at December 31, 1996............................    937,772    2.75- 4.07
  Granted...................................................    457,325    5.50-10.00
  Exercised.................................................         --
  Forfeited/repurchased.....................................   (120,309)   2.91-10.00
                                                              ---------
Outstanding at December 31, 1997............................  1,274,788    2.75-10.00
  Granted...................................................  1,072,125    5.50-10.00
  Exercised.................................................    (80,245)
  Forfeited/repurchased.....................................   (498,487)   2.75-14.50
                                                              ---------
Outstanding at December 31, 1998............................  1,768,181    2.75-14.50
                                                              =========

     At December 31, 1998, options to purchase 747,559 shares were available for future grant and options were exercisable to purchase 698,999 shares, as discussed in the following table:

                  NUMBER OF
                    SHARES                            NUMBER       WEIGHTED
                OUTSTANDING AT      WEIGHTED      EXERCISABLE AT   AVERAGE
  EXERCISE       DECEMBER 31,       AVERAGE        DECEMBER 31,    EXERCISE
   PRICES            1998        EXERCISE PRICE        1998         PRICE
  --------      --------------   --------------   --------------   --------
$ 2.75-$ 3.00       621,054          $ 2.89          529,273        $ 2.88
  4.07-  7.94       215,242            5.30           98,926          4.71
  8.38- 10.00       552,400            9.11           64,000          9.30
 10.25- 14.50       379,485           11.31            6,800         10.25
                  ---------                          -------
$ 2.75-$14.50     1,768,181          $ 6.93          698,999        $ 3.80
                  =========                          =======

     During 1995, the Financial Accounting Standards Board issued SFAS No. 123, which defines a fair value-based method of accounting for an employee stock option plan or similar equity instrument. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting in APB No. 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value-based method of accounting defined in the statement had been applied.

     The Company has elected to account for its stock-based compensation plan under APB No. 25; however, the Company has computed for pro forma disclosure purposes the value of all options granted during 1996 and 1997 using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following weighted average assumptions used for grants in 1996, 1997 and 1998:

                                                 1996          1997          1998
                                               ---------     ---------     ---------
Risk-free interest rate......................  5.4%-6.5%     5.7%-6.5%     4.0%-5.5%
Expected dividend yield......................         --            --            --
Expected lives...............................    5 years       5 years       5 years
Expected volatility..........................        65%           65%           65%

               MELITA INTERNATIONAL CORPORATION AND SUBSIDIARIES

     The total value of the options granted during the years ended December 31, 1996, 1997 and 1998 were computed as approximately $264,000, $1,716,000 and $6,613,000, respectively, which would be amortized over the vesting period of the options. If the Company had accounted for these plans in accordance with SFAS No. 123, the Company's reported earnings and pro forma earnings and net income per share and pro forma net income per share for the years ended December 31, 1996, 1997 and 1998 would have decreased to the following amounts (in thousands, except per share amounts):

                                                                 PRO FORMA      ACTUAL
                                                              ---------------   -------
                                                               1996     1997     1998
                                                              ------   ------   -------
Net income or pro forma net income:
  As reported in the financial statements...................  $4,782   $7,610   $11,685
  Pro forma in accordance with SFAS No. 123.................   4,581    7,288    10,861
Basic earnings per share:
  As reported in the financial statements...................  $ 0.40   $ 0.55   $  0.77
  Pro forma in accordance with SFAS No. 123.................    0.38     0.53      0.71
Diluted earnings per share:
  As reported in the financial statements...................  $ 0.39   $ 0.53   $  0.74
  Pro forma in accordance with SFAS No. 123.................    0.37     0.51      0.69

7.  GEOGRAPHIC INFORMATION

     Melita is a multinational corporation operating in a single segment as defined by statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information." The following represents total revenues, net income and total assets of the following geographic segments representing over 10% of the combined totals for the years ended December 31, 1996, 1997 and 1998 (in thousands):

                                                             1996      1997      1998
                                                            -------   -------   -------
United States:
  Total revenues..........................................  $37,568   $53,694   $70,289
  Net income..............................................    6,217     8,682     9,569
  Total assets............................................   23,799    51,612    66,812
Europe:
  Total revenues..........................................  $ 4,292   $ 7,347   $ 9,939
  Net income..............................................      452     1,680     1,733
  Total assets............................................    3,270     4,594     6,830
Other:
  Total revenues..........................................  $ 5,680   $ 4,749   $13,182
  Net income..............................................      940       167       383
  Total assets............................................       --       189     1,666

8.  STOCK RECAPITALIZATION

     On February 7, 1997, the Company and Inventions recapitalized their authorized, issued, and outstanding common stock by declaring a stock dividend of 99 shares of nonvoting common stock with respect to each outstanding share of voting common stock. In connection with the stock dividend, the Company amended its articles of incorporation to increase its authorized capital stock to 2,000,000,000 shares, consisting of 20,000,000 shares of voting common stock and 1,980,000,000 shares of nonvoting common stock and Inventions amended its articles of incorporation to increase its authorized capital stock to 10,000 shares, consisting of 100 shares of voting common stock and 9,900 shares of nonvoting common stock. Concurrently on the effective date of the Offering, the Company effected a 100 to 1 reverse stock split to return the number

               MELITA INTERNATIONAL CORPORATION AND SUBSIDIARIES of authorized shares to 20,000,000 shares and issued and outstanding shares to 8,000,000 shares. Accordingly, the financial statements reflect the capitalization of the Company as if the stock dividend and the reverse stock split occurred at the beginning of each period presented.

     Additionally, following completion of the Offering, the Company's authorized capital stock consists of 100,000,000 shares of common stock, no par value per share, and 20,000,000 shares of preferred stock, no par value per share.

9.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Following is a summary of the quarterly results of operations for the years ended December 31, 1996, 1997 and 1998 (in thousands except per share amounts):

                                            FIRST    SECOND     THIRD    FOURTH     TOTAL
                                           -------   -------   -------   -------   -------
1996
Total revenues...........................  $11,021   $11,886   $11,589   $13,044   $47,540
Gross margin.............................    7,133     7,163     7,027     7,860    29,183
Pro forma net income.....................    1,278     1,299       909     1,296     4,782
Pro forma diluted earnings per share.....     0.10      0.11      0.07      0.10      0.39
  1997
Total revenues...........................  $14,669   $15,530   $16,928   $18,663   $65,790
Gross margin.............................    8,902     9,532    10,488    11,695    40,617
Pro forma net income.....................    1,425     1,665     2,083     2,437     7,610
Pro forma diluted earnings per share.....     0.11      0.13      0.13      0.15      0.53
  1998
Total revenues...........................  $20,372   $22,204   $24,252   $26,582   $93,410
Gross margin.............................   12,825    13,915    15,235    16,753    58,728
Net income...............................    2,548     2,733     3,071     3,333    11,685
Diluted earnings per share...............     0.16      0.17      0.19      0.21      0.74

10.  SUBSEQUENT EVENT

     On September 1, 1999, the Company completed a business combination transaction with eShare Technologies, Inc. The merger was accounted for as a pooling of interests. Melita issued 6,050,000 shares of common stock to the shareholders and option holders of eShare Technologies, Inc. to complete the merger. The following information reflects the operations of Melita International Corporation and subsidiaries restated to reflect the pooling of interests transaction with eShare Technologies, Inc., in thousands:

                                                             1996        1997      1998
                                                          -----------   -------   -------
                                                          (UNAUDITED)
Net revenue.............................................    $48,021     $66,520   $97,081
Net income..............................................      4,333       7,559     9,671
Earnings per share -- basic.............................       0.24        0.39      0.47
Earnings per share -- diluted...........................       0.24        0.37      0.44

     The merger transaction resulted in the incurrence of approximately $4,500,000 in transaction fees that will be recorded as an expense in the third quarter of 1999. Also, the Company will realize a non-recurring, non-cash charge of approximately $2,200,000 of deferred compensation expense associated with the conversion of eShare Technologies Inc.'s Employee Stock Option Plan in the third quarter of 1999. These expenses are not included in the above mentioned information.